August 5, 2008

Mr. Scott V. Schneider
Senior Vice President and Chief Financial Officer
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

> **Re:** **Saul Centers, Inc.**
> **Form 10-K**
> **Filed February 28, 2008**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 001-12254**

Dear Mr. Schneider:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Item 2. Properties, page 25

1.   In future filings, please include the average effective annual rent per square foot for each property.

2.   In future filings, please include an annual schedule of lease expirations for ten
        years beginning with your current fiscal year. The schedule should include the
        number of tenants whose leases will expire, the total area in square feet covered
        by such leases, the annual rent represented by such leases, and the percentage of
        gross annual rent represented by such leases.

Item 7. Management's Discussion and Analysis…, page 35

3.   In future filings, please discuss how recent events and trends in the real estate and
        credit markets may affect your business and results of operations. We refer you
        to Item 303(a)(3) of Regulation S-K. Please tell us how you intend to comply.

Item 15. Exhibits and Financial Statement Schedules

4.   Please file as an exhibit the Shared Services Agreement with The Saul
        Organization or tell us why you believe this agreement is not required to be filed.

Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 16

5.   In future filings, please significantly expand your discussion and provide an
        analysis of how you arrived at and why you paid each of the particular levels and
        forms of compensation for the most recently completed fiscal year. In this regard,
        we note the following:

        ·   For example, Mr. Schneider received approximately 10 percent of his total
            compensation in the form of a cash bonus and 10 percent from stock option
            awards. Please discuss how you arrived at this allocation of base salary,
            bonus and equity and how these elements of compensation assist you in
            achieving your compensation program goals.

        ·   Please expand your discussion of base salary and bonus awards to explain
            specifically how each of the factors you list was used to determine individual
            base salaries and bonus amounts. For example, with respect to the factor
            "contribution to the achievement of [y]our long-term goals," describe each
            executive officer's past and anticipated future contributions to your
            performance and how the committee's evaluation of performance factored
            into the amount of salary awarded and the bonus percentage amount. If you
            establish performance targets for the awarding of bonuses, disclose these

performance targets and explain how they apply to each named executive
officer.

· We refer to your discussion of stock option grants on page 17. Please discuss
the factors the compensation committee considered in granting equity awards
to your named executive officers, how the compensation committee evaluated
these factors with respect to each individual officer, and how the awards
promote your long-term compensation goals. We note that three of your five
named executive officer received the same amount.

Please provide this information in future filings and tell us how you intend to
comply.

Grants of Plan-Based Awards, page 19

6.   We note your disclosure that no grants of plan-based awards were made to your
named executive officers in 2007. We further note your disclosure in the
Outstanding Equity Awards table on page 20 that options were awarded on April
27, 2007 to each of your named executive officers, and your disclosure on page
17 that options may be awarded to your executive officers under your 2004 Stock
Plan. Please clarify for us pursuant to which plan, if any, the April 27, 2007
option awards were granted and why these awards should not be included in the
Grants of Plan-Based Awards table.

Nonqualified Deferred Compensation, page 22

7.   In future filings, please provide a footnote, if appropriate, to your Nonqualified
Deferred Compensation Table quantifying the extent to which the amounts
reported in the "Aggregate Earnings" column are reported as compensation in
your Summary Compensation Table. We refer you to the Instruction to Item
402(i)(2) of Regulation S-K.

As appropriate, please amend your filings and respond to these comments within
ten (10) business days or tell us when you will provide us with a response. You may
wish to provide us with marked copies of the amendment to expedite our review. Please
furnish a cover letter with your amendment that keys your responses to our comments
and provides any requested information. Detailed cover letters greatly facilitate our
review. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

Mr. Scott V. Schneider
Senior Vice President and Chief Financial Officer
Saul Centers, Inc.
August 5, 2008
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding these comments or any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief